Simpson Thacher & Bartlett LLP

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August 22, 2019

VIA EDGAR TRANSMISSION

Re:	GFL Environmental Holdings Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed on July 19, 2019
CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated August 15, 2019, relating to the Registration Statement (the “Comment Letter”), and to otherwise update the Company’s disclosure, including the addition of the Company’s unaudited interim condensed financial statements for the six months ended June 30, 2019 and the removal of prior period information no longer required to be presented in the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Form F-1 Filed July 19, 2019

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company advises the Staff that it does not qualify as an “emerging growth company” as defined under the Securities Act, and, as a result, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

2.                                      Please tell us whether you may be a “controlled company” under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

The Company advises the Staff that it does not expect to be a “controlled company” under the definition of the New York Stock Exchange following the consummation of the offering. Following consummation of the offering, none of the existing shareholders of the Company, individually or as members of a group, will hold in excess of 50.0% of the voting power for election of the Company’s directors. As a result, the Company is not planning to avail itself of any of the benefits of being a “controlled company.” However, the Company is a foreign private issuer and has included disclosure in the prospectus summary and risk factors describing the implications of being a foreign private issuer and the associated risks.

3.                                      We note that the prospectus includes data attributed to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

The Company advises the Staff that the only third-party reports that were commissioned for use in connection with the Registration Statement were those prepared by Environmental Business International Inc. (“EBJ”). A copy of EBJ’s consent has been filed as exhibit 23.5 to the Registration Statement.

4.                                      We note your statement on page 1, and throughout the registration statement, claiming that your ability to grow revenue exceeds that of your publicly-traded environmental services peers. Please provide additional context regarding your competitive position. Please refer to Item 4.B.7 of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 10, 133 and 142 of Amendment No. 1.

5.                                      Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company advises the Staff that, in order to determine whether more than 50.0% of its outstanding voting securities are owned of record by U.S. residents, it will look to whether more than 50.0% of the voting power of its multiple voting shares and subordinate voting shares, on a combined basis, is directly or indirectly owned of record by residents of the United States. The Company respectfully advises the Staff that, based on such method, less than 50.0% of the voting power of its two classes of shares, on a combined basis, will be owned of record by U.S. residents.

Prospectus Summary, page 1

6.                                      Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 21 and 22 of Amendment No. 1.

7.                                      We note your disclosure on page 172 that you will enter into investor rights agreements with each of the Investors. Please add a materially complete discussion of the control position held by the Investors, including, but not limited to, board nomination rights and the entailment to preemptive rights. Please include appropriate risk factor disclosure related to the impact of the rights under the Investors Rights Agreements on the subordinate voting shares.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 22, 49 and 50 of Amendment No. 1.

Summary Historical Consolidated Financial and Pro Forma Information, page 26

8.                                      We note that you have combined the predecessor and successor periods for your consolidated statements of operations data throughout the filing, including in your consolidated and segment results of operations discussion. This also includes the table on page 96 which appears to combine predecessor and successor periods to arrive at financial information for the twelve months ended March 31, 2019. These presentations appear inappropriate given the significant change in basis between the two periods and should be removed. Please revise your disclosures to provide a discussion and analysis for each period presented for the successor and predecessor periods. This discussion and analysis may be supplemented with a discussion and analysis of pro forma financial information. In a similar manner, we note that the results of operations discussion for

Waste Industries USA beginning on page F-135 also similarly combines predecessor and successor periods. Please revise as necessary.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 27-29 and 70-71 of Amendment No. 1 to remove the “Full Year 2018” presentation. In addition, the Company has revised the disclosure on pages 27-29 and 102 of Amendment No. 1 to remove the financial information for the twelve months ended March 31, 2019.

The Company respectfully advises the Staff that it believes that arithmetically combining the Predecessor and Successor periods and presenting them together as Full Year 2018 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” provides a more useful and meaningful comparison of the Company’s results of operations against the results of the other periods presented. The Company also believes that such presentation is consistent with other recent initial public offerings that have presented operating results for historical periods as the arithmetic sum of the relevant predecessor and successor periods. The Company advises the Staff that it has also combined the Predecessor period from January 1, 2018 through May 31, 2018 and the Successor period from June 1, 2018 through June 30, 2018 and similarly presented them together as “First Half 2018” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the same reason. The Recapitalization that divides the Predecessor period and Successor period is the sole reason for the separate presentation of those periods in the Company’s consolidated financial statements. The Recapitalization effected a change in ownership and capital structure of the Company, but did not result in any change to the size or nature of its business operations or management team. As such, the combined Predecessor and Successor period for Full Year 2018 corresponds most closely to Fiscal 2017 from an operational standpoint. Similarly, the combined Predecessor and Successor period for First Half 2018 corresponds most closely to the six month period ended June 30, 2019. In response to the Staff’s comment, the Company has revised the disclosure on pages iii and 75 to clarify the reasons why it presents this combined financial data and to highlight the impact of purchase accounting adjustments resulting from the Recapitalization.

While the Company acknowledges that the Predecessor and Successor periods represent two different bases of accounting, the Company respectfully submits, as indicated in the Registration Statement, that the presentation of combined results is intended to merely facilitate comparisons of the combined periods against the other periods presented, and is not intended to represent what the Company’s operating results would have been had the Recapitalization occurred at the beginning of the period. The impact of the two different bases of accounting were mainly to non-cash interest and non-cash depreciation expense. Revenues and Adjusted EBITDA were not impacted by the Recapitalization and the operations of the business did not change.

The Company further advises the Staff that a substantially similar explanation applies to the results of operations discussion for Waste Industries USA.

9.                                      You state that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors because securities analysts, investors and other interested parties use these non-IFRS measures to assess your operating performance across periods on a consistent basis and to evaluate the risk of an investment in your securities. Please further clarify in the filing how management believes that the use of these non-GAAP financial measures provides useful information to investors regarding your results of operations as well as any additional purposes for which management uses these non-GAAP financial measures. Please also further clarify the purpose of presenting both EBITDA and Adjusted EBITDA, including how you determine what amounts should be further adjusted for in arriving at Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

In response to the first part of the Staff’s comment, the Company advises the Staff that management uses Adjusted EBITDA, a non-IFRS measure, as a supplemental measure to assess the financial performance of the Company’s business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions and expansion opportunities. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. The Company believes the use of Adjusted EBITDA provides investors with consistency in the evaluation of the Company as it provides a more meaningful comparison of past, present and future operating results, as well as a more useful financial comparison to the Company’s peers. The Company has revised the disclosure on page 81 of Amendment No. 1 to clarify such information.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that pages 81-83 explain why the Company presents EBITDA in addition to Adjusted EBITDA, as well as how management determines what amounts should be further adjusted to arrive at Adjusted EBITDA.

10.                               You are further adjusting your Adjusted EBITDA for the twelve months ended March 31, 2019 to arrive at Run-Rate EBITDA. Please address the following:

•                  Please further clarify the purpose of presenting Run-Rate EBITDA. We note that you present Run-Rate EBITDA because you believe that it represents an estimate of the potential of your ongoing operations to generate Adjusted EBITDA if acquisitions had closed on the dates noted. It is not clear why the pro forma amounts presented would not already depict this and the analogous guidance in our non-GAAP C&DI Question 101.05 may be applicable;

•                  You are adjusting $523 million of Adjusted EBITDA for the twelve months ended March 31, 2019 by $287.7 million to arrive at Run Rate EBITDA. Please disclose your calculations and assumptions to show how you are arriving at the adjustment amount of $287.7 million and quantify the estimated impact of using a straight line approach instead of a seasonally adjusted approach (page 80); and

•                  Your disclosures related to this measure also refer to operating cash flows and cash. It is not clear if you also consider this to be a liquidity measure. If considered both a performance and a liquidity measure, please also reconcile to cash flows from operating activities per Item 10(e) of Regulation S-K.

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that it presents Run-Rate EBITDA because it believes that such information provides investors with additional information regarding the Company’s investments in its acquisitions and information as to how the Company estimates it would have performed if each of the acquisitions had been consummated at the start of the period. Specifically, the Company advises the Staff that providing Run-Rate EBITDA harmonizes the difference between the impact of including on the Company’s balance sheet the debt incurred to complete the acquisition of a target company, which occurs at a specific date, and the incorporation of a target company’s income statement information, which measures a historical time period, into the Company’s income statement. The Company respectfully advises the Staff that it believes that providing Run-Rate EBITDA gives investors important information to help them understand the profitability of the Company’s investment in such target company. The Company respectfully advises the Staff that the pro forma measure referenced in CD&I Question 101.05 would not provide this information.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on pages 27-29, 102 and 112-114 of Amendment No. 1 to remove the disclosure noted by the Staff and clarify that Run-Rate EBITDA is presented to measure the Company’s compliance with its debt covenants. The Company does not believe that the seasonality of a particular acquired business impacts the accuracy or meaningfulness of its aggregated enterprise-wide Acquisition EBITDA calculation.  As noted in the Registration Statement, the Company has acquired 106 companies since 2007 and so the impact of seasonality for an individual acquired business (if any) is generally offset by the seasonal revenue dynamics of other acquired businesses during the relevant period. While the Acquisition EBITDA estimates may be slightly higher or lower than actual results for a particular acquired business, the aggregated enterprise-wide Acquisition EBITDA calculations have historically been substantially similar to such estimates.

In response to the third part of the Staff’s comment, the Company respectfully advises the Staff that it does not consider Run-Rate EBITDA to be a liquidity measure.

Risk Factors

Failure to comply with requirements to design, implement and maintain effective internal control..., page 46

11.                               We note that management identified certain control deficiencies that together amount to a material weakness. The material weakness appears to be related to not having an effective control environment in place or adequate number of accounting personnel with the appropriate knowledge in IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner. Also there were not effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements. You indicate that you have taken steps to address the material weakness and implement a remediation plan, which appears to be the engagement of external advisors to provide financial accounting assistance in the short term. You also note that you believe the steps taken are adequate in addressing the material weakness. Your current disclosures appear to only address your short term remediation plans. Please expand your disclosures to discuss your plans for remediation for the long term as well.

In response to the Staff’s comment, the Company advises the Staff that, subsequent to December 31, 2018, it has adopted a plan to address the material weakness identified at year end. To date, the Company has (i) performed a walk-through of the existing control framework in the identified areas of concern, (ii) reinforced the purpose and intent of the design of the controls with those involved in the control framework, (iii) reallocated existing senior finance personnel to focus on the design and effectiveness of the framework, and (iv) augmented, and will continue to augment, the documentation of the procedures to record compliance with the framework. In addition, the Company has hired a Vice President of Internal Audit who will join the Company in the fourth quarter. This individual is aware of the areas of concern raised within the framework and will prioritize the further implementation of the Company’s plan to address the concerns. As a result of these steps, the Company believes that it has adequately addressed the underlying causes of the identified material weakness discussed in the Registration Statement.

Risks Related to this Offering and Ownership of Our Subordinate Voting Shares and Multiple Voting Shares, page 49

12.                               Please disclose the following:

•                  the percentage of outstanding shares that the multiple voting shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;

•                  the resulting impact of the conversion of multiple voting shares on holders of subordinate voting shares; and

•                  that your disparate voting rights may have anti-takeover effects.

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that as disclosed on page 49 of Amendment No. 1, the shareholders must hold at least a majority of the voting power attached to all of the shares to exercise substantial control over all corporate actions requiring shareholder approval. In response to the second and third parts of the Staff’s comment, the Company has revised its disclosure on pages 49 and 50 of Amendment No. 1.

13.                               Please disclose the risk that due to the company’s dual class share structure, the company’s subordinate voting shares may be ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of Amendment No. 1.

Our level of indebtedness may increase and reduce our financial flexibility, page 52

14.                               Please amend this risk factor to include your current level of indebtedness.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1.

Our Articles and bylaws provide that any derivative actions..., page 56

15.                               We note that you will be adopting a forum selection provision that identifies the Superior Court of Justice of the Province of Ontario, Canada, and appellate courts therefrom, as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to claims arising under the U.S. federal securities law. If the provision applies to U.S. federal securities laws, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1 to clarify that, to the fullest extent permitted by law, the forum selection provision applies to claims arising under U.S. federal securities laws and that investors cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 64

16.                               We note your disclosure that you intend to use proceeds from the offering to repay certain indebtedness. Please revise to provide the disclosure required by Item 3.C.4 of Form 20-F.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company respectfully advises the Staff that, because such information is dependent on the size of the offering, it will be included in a subsequent amendment to the Registration Statement.

Capitalization, page 66

17.                               Please clearly show in the notes to the capitalization table how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, please better clarify what you are referring to in terms of “Pre-Closing Capital Changes” and how that impacts your as adjusted amounts. Further, please include disclosures on page 113 that inform readers what your estimated annual debt repayment obligations will be in each of the next 5 years after giving effect to this Offering and the post Balance Sheet financing transactions.

The Company acknowledges the Staff’s comment. In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that, because such information is dependent on the size of the offering, it will be included in a subsequent amendment to the Registration Statement. In response to the second part of the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Information, page 71

18.                               Your pro forma financial information gives effect to the Waste Industries Merger and the Recapitalization. In the introduction to the pro forma financial information, please provide a brief description of these transactions, including the significant terms.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1.

19.                               In a similar manner to your capitalization table, please revise or help us understand what consideration you gave to also reflecting the Pre-Closing Capital Changes [as] well as the application of the estimated net proceeds from this offering in your pro forma financial information. In this regard, we note that your use of proceeds disclosures on page 64 indicate that you intend to use the net proceeds to repay certain indebtedness.

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that the pro forma financial information only gives effect to the Waste Industries Merger and the Recapitalization. Similarly, the pro forma financial information does not give effect to this offering or the use of proceeds therefrom. The effects of this offering and the use of proceeds therefrom will be shown in the “As Further Adjusted” column in the capitalization table in a subsequent amendment to the Registration Statement.

20.                               Please present pro forma earnings per share amounts. Also, please disclose in a note to the pro forma financial information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company respectfully advises the Staff that, because such information is dependent on the size of the offering, it will be included in a subsequent amendment to the Registration Statement.

21.                               Please show the calculations used to arrive at your adjustment amounts in the notes to the pro forma financial information. For example, you should show in your note to adjustment (12) the calculation used to arrive at the amount of depreciation and amortization expense, including the specific asset categories and corresponding useful lives. For adjustment (7), please expand your note to clearly show how you arrived at the pro forma interest adjustment amount, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company revised its disclosure on pages 73 and 74 of Amendment No. 1.

22.                               Certain amounts in your pro forma adjustments column do not have a footnote number next to them to explain the nature of the adjustment. Please revise as necessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 1.

23.                               It appears that there were outstanding stock options held by the predecessor entity prior to the recapitalization as well as by Waste Industries prior to being acquired. Please disclose how these were settled as part of the transactions and how the settlement of these are reflected in your pro forma financial information.

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 1.

Other (income) expense, page 79

24.                               We note that other (income) expense includes share-based compensation. It appears that $20.7 million in non-cash share-based compensation was recorded which represents approximately 12% of the operating loss for full year 2018. Please help us better understand how you determined that share-based compensation expense should be excluded from your determination of operating income (loss). Refer to Refer to IAS 1.BC56.

In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 71 of Amendment No. 1 to remove the “Operating income (loss)” subtotal line item as this subtotal does not appear in its financial statements and is not a metric that the Company uses to manage its business.

Management’s Discussion and Analysis

Provision for Income Taxes, page 85

25.                               Given your recurring losses before income taxes, please expand your disclosures to discuss your basis for recording income tax recoveries each period and corresponding increases to your deferred tax assets, including if its due to your reliance on offsetting deferred tax liabilities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 92, 98 and 102 of Amendment No. 1.

Other Performance Measures, page 96

26.                               In your reconciliation from SG&A to Adjusted SG&A, you currently present all adjustments in one line item called acquisition, integration and other costs. Please separately present each adjustment amount.

The Company respectfully advises the Staff that, as described in footnote (d) to the reconciliation table of net loss to EBITDA and Adjusted EBITDA, these costs consist of transaction fees, such as legal, consulting and other fees and expenses incurred in connection with acquisitions and financing activities. The Company adds these costs back to SG&A for purposes of determining Adjusted SG&A, as in management’s view these costs are not indicative of the underlying SG&A cost base of the Company. As the costs are all similar in nature, the Company has aggregated these costs under one caption intended to provide the reader with a general  understanding of the nature of the costs incurred.

Critical Accounting Estimates and Judgments

Property, Plant and Equipment and Landfill Closure and Post-Closure Obligations, page 115

27.                               We note that you have approximately 47 landfills, of which it appears 20 were acquired with the Waste Industries acquisition in 2018. Also your landfill assets represent approximately 25% of your property, plant and equipment as of March 31, 2019. Please better clarify in your disclosures how you account for the assets and liabilities recorded related to landfills and the corresponding assumptions and judgments used in your accounting for each of these. Please address the following in your disclosures:

•                  Please disclose the nature of costs included in each of these assets and liabilities, including the specific types of development costs capitalized;

•                  Please disclose the timing of when these assets and liabilities are recorded. For example, please disclose when the Landfill Closure and Post-Closure Obligations are actually recorded;

•                  Please disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period. Specifically, regarding the units of consumption rates used to amortize your landfill assets each period, please disclose the actual rates used, how they are determined, and the factors that led to significant changes in the rates from period to period;

•                  Please provide additional insight as to the total available capacity of your landfills, with separate disclosure of the amount of capacity that is permitted versus capacity that is not permitted at the end of each period. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity;

•                  Please address your consideration of non-permitted airspace, including how this impacts your accounting as well as how you determine when to include non-permitted airspace in your determination of disposal capacity; and

•                  Please address what impairment considerations are given in regards to these assets recorded.

In response to the Staff’s comment, the Company has revised its disclosure on pages 127-129 of Amendment No. 1.

Share-Based Compensation, page 116

28.                               We note the list of equity issuances provided on page 189. For any equity issuances since January 1, 2018 as well as any planned future equity issuances, please provide the following for each transaction:

•                  Please identify the parties, including any related parties as well as the purpose of the issuance;

•                  Please tell us how you accounted or will account for the issuance;

•                  Please tell us the nature of any consideration;

•                  Please tell us the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

•                  Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and

•                  To the extent applicable, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

In response to the Staff’s comment, the Company advises the Staff of the purposes behind each of the following share issuances:

•                  issuances and allotments of shares on May 31, 2018 were made in connection with the Recapitalization;

•                  issuances of shares on October 18, 2018 and November 6, 2018 were made in connection with the Company’s acquisition of its U.S. liquid waste platform;

•                  issuances of shares and options on November 13 and 14, 2018 were made in connection with the Waste Industries Merger;

•                  issuances of shares on December 28, 2018 were made in connection with an acquisition of a target company; and

•                  issuances of shares on April 30, 2019 were deferred issuances to an affiliate of Patrick Dovigi related to the Waste Industries Merger.

The Company accounts for share issuances under IFRS. The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility value of the Company’s shares and the expected average life of the options. The fair value of the options determined at grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital. All of the shares listed on page 203 of Amendment No. 1 were issued for a subscription price of $1 per share and the options were issued with a strike price of $1 per share.

No future share-based compensation issuances are anticipated prior to consummation of the offering. The Company will notify the Staff in the event the Company intends to issue any of its shares prior to completion of the offering.

While a pricing range for the offering is not known at this time, the Company notes that pricing of the shares being offered will be negotiated by the Company and the underwriters. The Company also notes that the $1 per share price does not reflect the share consolidation that the Company expects to effect as part of the Pre-Closing Capital Changes. While it is expected that the offering price will exceed the price per share paid by pre-IPO investors, pre-IPO investors invested in a private company without a stock exchange listing and with a materially higher debt to equity ratio than is expected following the offering. The foregoing, in addition to the growth the Company has recently experienced and other factors, in the Company’s view, justifies an increased valuation. The Company also notes that the pre-IPO investors have spent considerable time, effort and resources developing, financing and strengthening the business.

Description of Share Capital

Advance Notice Provisions, page 187

29.                               We note your disclosure relating to provisions in your bylaws requiring that shareholders meet advance notice requirements and provide you with certain information with respect to the election of your directors. Please elaborate on the material requirements that must be complied with and the material information that must be provided.

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that all of the material requirements to meet the advance notice requirements is included on pages 201 and 202 of Amendment No. 1. In response to the second part of the Staff’s comment, the Company has revised its disclosure on pages 201 and 202 of Amendment No. 1.

Financial Statements, page F-1

30.                               In connection with and prior to the closing of this offering, GFL Environmental Inc. will amalgamate with its parent company, GFL Environmental Holdings Inc. It appears that the registrant will be GFL Environmental Inc. In this regard, please tell us what consideration you gave to also providing the financial statements for GFL Environmental, Inc. pursuant to Item 8 of the Form 20-F.

The Company respectfully advises the Staff that it has determined that the financial statements for GFL Environmental Inc. would not provide meaningful information for investors, as the consolidated financial statements for GFL Environmental Holdings Inc. include the consolidated results for GFL Environmental Inc. for all periods presented in the Registration Statement. In addition, prior to the closing of the offering, GFL Environmental Holdings Inc. will amalgamate with GFL Environmental Inc. Furthermore, the Canadian securities law requirement is to include the financial statements for GFL Environmental Holdings Inc.

31.                               On page 5, you refer to a near term acquisition pipeline for which it appears that you have closed or signed definitive agreements with certain acquisition candidates. We remind you that the Rule 3-05 of Regulation S-X requires the filing of separate pre-

acquisition historical financial statements when the acquisition of a significant business has occurred or is probable.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no significant business acquisitions are probable at this time. The Company undertakes to update the Registration Statement, if required, to include separate pre-acquisition historical financial statements for the acquisition of any significant business as required by Rule 3-05 of Regulation S-X.

Leases, page F-8

32.                               Please provide the disclosures required by IFRS 16.53, including the amount of expense recorded related to short-term leases and leases of low-value assets for each reporting period.

The Company respectfully advises the Staff that it did not include the amount of expense recorded related to short-term leases and leases of low-value assets for each reporting period in the Registration Statement because the amount was not material or significant.

Note 8. Goodwill, page F-56

33.                               We note that goodwill represents approximately 45% of your total assets at December 31, 2018. In this regard, please provide the disclosures required by IAS 36.134 for each cash-generating unit for which the carrying amount is significant.

The Company respectfully refers the Staff to Note 2(f), Significant accounting policies—Goodwill, to the Company’s consolidated financial statements on pages F-40 and F-41 of Amendment No. 1, which indicates that goodwill is tested at the operating segment level and includes the other disclosures required by IAS 36.134, to the extent they are considered material. Furthermore, Note 14, Segment Reporting, on page F-74 of Amendment No. 1 shows how goodwill and indefinite life intangible assets are allocated to the Company’s operating segments for impairment testing purposes.

Note 13. Revenue, page F-68

34.                               Please tell us what consideration you gave to providing the contract balances disclosures required by IFRS 15.116 through 118. For example, we note that your disclosures on page F-40 indicate that revenue for infrastructure contracts is recognized based on the stage of completion of the contract. We also note that revenue related to infrastructure and soil remediation represented over 20% of your revenues recorded during the successor period ended December 31, 2018.

The Company respectfully refers the Staff to Note 4, Trade and other receivables, to the Company’s consolidated financial statements on page F-55 of Amendment No. 1 which indicates the current amount of unbilled revenue. No significant changes to unbilled revenue are expected as a result of business combinations (including any changes to when and how customers are billed).The Company advises the Staff that it had no contract liabilities during the successor period ended December 31, 2018. The Company respectfully advises the

Staff that it will continue to monitor significant changes and provide any additional disclosures, as necessary.

35.                               Your disclosures on page F-40 indicate that you are recording revenues related to soil remediation projects on a per tonne fee basis which appears to be as services are being provided. Revenues for infrastructure contracts are being recorded based on the stage of completion as determined by the expected remaining costs to complete the project. In this regard, please tell us what consideration you gave to presenting the revenues separately for these two revenue streams as part of your disaggregation of revenue disclosures under IFRS 15.114.

The Company respectfully advises the Staff that it does not review the business performance of these business lines separately. These revenue streams are combined in management’s reporting and are viewed as one operating segment for disclosure purposes. These businesses complement one another and the services are generally performed together; therefore these business lines are not separately discussed in the MD&A. In response to the Staff’s comment, the Company has revised its disclosure on pages F-42 and F-43 of Amendment No. 1.

36.                               In addition to recording revenue related to services provided, you record revenue related to stewardship return incentives as well as the sale of products, including used motor oil, solvents and downstream products. Please help us better understand the significance of these revenue amounts and further clarify in your disclosures how you recognize revenue related to these amounts pursuant to IFRS 15.119(a).

The Company respectfully advises the Staff that it believes disclosure of such revenue stream would not be material or significant for investors, as it is not significant to the Company’s aggregate revenue. In Full Year 2018, such revenue constituted 0.8% of the Company’s total revenue and in the second quarter of 2019 it constituted 0.02% of the Company’s total revenue. Specifically, stewardship revenue contributed $15.7 million, $3.5 million and $4.2 million for Full Year 2018, in the first quarter of 2019 and in the second quarter of 2019, respectively.  Revenue is recognized at the time the Company provides the service. Accordingly, the Company believes the disclosure is accurate as written.

37.                               Please provide disclosures required by IFRS 15.119(b) related to significant payment terms and variable consideration. In this regard we note that on page F-45 you state that all future variable consideration is allocated to wholly unsatisfied performance obligations and we note on page 4 that your contracts have annual consumer price index as well as periodic fuel and other adjustments.

The Company respectfully advises the Staff that the references to items on page 4 of Amendment No. 1 refer to the variable consideration mentioned on page F-47 of Amendment No. 1.  In the financial statements for future periods, the Company will provide additional disclosure regarding variable pricing terms in the Company’s notes to the financial statements.

Note 21. Events after the reporting period, page F-82

38.                               On July 17, 2019, Patrick Dovigi and certain of his affiliates repaid loans of approximately $161,000, which were initially incurred in connection with the purchase of your shares. If there are any remaining loans outstanding in connection with the purchase of stock, please tell us the amounts as well as how they are presented on your balance sheet as of December 31, 2018 and March 31, 2019.

In response to the Staff’s comment, the Company advises the Staff that there are no remaining loans outstanding in connection with the purchase of such stock. The Company has revised its disclosure on page F-84 of Amendment No. 1.

Financial Statements

Wrangler Super Holdco Corp.

Note 18. Subsequent Events, page F-133

39.                               Approximately $37,610 of debt extinguishment costs, $23,089 of stock based compensation expenses and $4,839 of other transaction expenses are not shown in the successor periods. Please help us understand your basis for not reflecting these costs in the financial statements.

The Company respectfully refers the Staff to a speech at the 2014 AICPA Conference on Current SEC and PCAOB Developments delivered by SEC staff member Carlton E. Tartar, who discussed whether it is appropriate for an entity that is applying pushdown accounting to exclude, from both the predecessor and successor income statement periods, certain expenses triggered by the consummation of a business combination that were incurred by the acquiree.  Examples of such expenses include investment banking fees paid by the acquiree that are contingent on the closing of the acquisition and share-based compensation awards with a pre-existing provision that accelerated their vesting upon a change in control. While the Staff acknowledged that a registrant needs to consider its specific facts and circumstances, it observed that registrants sometimes exclude expenses that are contingent on a change-of-control event from the predecessor and successor periods and record those expenses “on the line” separating the two periods (i.e., neither the predecessor’s nor the successor’s financial statements would report the contingent payments as expenses).  This practice was deemed acceptable provided that transparent and disaggregated disclosure of the nature and amount of such expenses is made.

The Company advises the Staff that the debt extinguishment costs, stock based compensation expenses and other transaction expenses were fully contingent on a change-of-control event and notes that the Company has included transparent disclosure of the nature and amount of such expenses. Accordingly, the Company determined that it did not need to reflect these costs in the financial statements.

Item 7. Recent Sales of Unregistered Securities, page II-1

40.                               Please revise to indicate the amount of consideration received for each of the noted sales of unregistered securities. Please see Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages II-1 and II-2 of Amendment No. 1.

Indebtedness of Directors and Officers, page 174

41.                               We note your disclosure on regarding indebtedness of certain directors and officers. Please provide the missing information and clarify which officers or directors are associated with the indebtedness. Please tell us how you intend to comply with Section 13(k) of the Exchange Act.

In response to the Staff’s comment, the Company advises the Staff that the only officer or director associated with such indebtedness is Patrick Dovigi. The Company has revised its disclosure on page 188 of Amendment No. 1 to provide the missing information. Following the repayment of such indebtedness discussed on page 188, the Company was, and continues to be, in compliance with Section 13(k) of the Securities Exchange Act of 1934, as amended.

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Please do not hesitate to call me at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan Bekkerus
Ryan Bekkerus

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus